Exhibit 99.3

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

20 December 2013

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

James Hardie Dividend Amount

The Company’s first half financial year 2014 ordinary dividend of 8 US cents per CUFS, announced on 14 November 2013, converts to a dividend payment of 9.0448 Australian cents.

The dividend is payable in Australian currency on 28 March 2013 to securityholders registered at the 19 December 2013 record date.

The dividend will be converted and paid:

•	in US dollars to American Depositary Receipt holders and securityholders who have elected to receive payment in US currency;

•	in New Zealand dollars to securityholders who have elected to receive payment in NZ currency; and

•	in pounds sterling to securityholders who have elected to receive payment in UK currency.

Irish Dividend Withholding Tax (20% of the gross dividend) will be deducted from the dividend payment to any securityholders who have not submitted a validly completed Irish DWT Form.

Yours faithfully

/s/ Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA), Alison Littley (UK),

James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries

Company number: 485719